UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42902

ACCO GROUP HOLDINGS LIMITED

(Registrant’s Name)

Unit 2406, 24/F

Low Block, Grand Millennium Plaza

181 Queen’s Road Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On September 8, 2026, Acco Group Holdings Limited (the “Company”) released a press release entitled “Acco Group Holdings Limited Announces the Launch of Licensed Corporate Service Operations in Singapore, Expanding its Regional Corporate Services Footprint”. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 8, 2026, announcing the launch of the Company’s licensed corporate service operations in Singapore

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acco Group Holdings Limited

Date: September 8, 2026	By:	/s/ Cheung Po, LUI
	Name:	Cheung Po, LUI
	Title:	Chief Executive Officer and Director

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